December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (650) 378-5313

Mr. Douglas W. Stotlar
Chief Executive Officer
Con-Way Inc.
2855 Campus Drive, Suite 300
San Mateo, CA 94403

> **Re:** **Con-Way Inc.**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 001-05046**

Dear Mr. Stotlar:

We have reviewed your response letter dated October 17, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 4. Please confirm that you will identify the companies used to benchmark compensation for each named executive officer and describe in each instance how the benchmarking companies were selected (including the method by which your company's "relative size" is measured for benchmarking purposes).

2. While we note your supplemental response to prior comment 5, it does not appear that you have undertaken to provide additional disclosure in future filings. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. In so doing, please identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

3. You have not disclosed all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. While we note your response to prior comment 6, causal connection between the disclosure of all

performance targets and any competitive harm is not clear. If you believe that certain of your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 6 for additional guidance, as appropriate.

4. We re-issue prior comment 7. Please confirm that you will provide additional detail and analysis of how individual performance contributes to actual compensation of the named executive officers in future filings. Please disclose for each named executive officer the elements of individual performance, both quantitative and qualitative, and specific contributions considered by the compensation committee in its evaluation. If applicable, please also disclose how the elements and contributions were weighted and factored into specific compensation decisions.

5. While we note your response to prior comment 8, please confirm that your disclosure in future filings will include a more detailed discussion of the material differences between the compensation payable to the named executive officers.

6. While we note your supplemental response to prior comment 10, it does not appear that you have undertaken to provide additional disclosure in response to the comment. We request that you expand your disclosure to discuss the factors considered in determining whether awards for an executive employed by a subsidiary will be based upon EDITDA/ROCE for the company or the subsidiary. Please confirm that you will comply with this comment in future filings.

7. We note your response to our prior comment 11, however, it appears that the first sentence of our prior comment may have been unclear. Accordingly, we re-issue the prior comment in part. Please confirm that you will describe and explain the rationale for setting your payment and benefits at their current levels. In so doing, disclose why you believe that the current levels are appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor